July 2, 2019

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Mr. David Manion

Re:	SEI Institutional Managed Trust (File No. 811-04878)

SEI Insurance Products Trust (File No. 811-22862)

SEI Structured Credit Fund, LP (File No. 811-22107)

Mr. Manion:

This letter responds to the comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Institutional Managed Trust (“SIMT”), the SEI Insurance Products Trust (“SIPT”), (the “Trusts”) and the SEI Structured Credit Fund, LP (the “SCF Fund”), in a telephone conversation on May 17, 2019. The comments relate to the Trusts’ September 30, 2018 and December 31, 2018 and the SCF Fund’s December 31, 2018 annual reports to shareholders filed on Form N-CSR. SEI provides the Trusts and SCF Fund with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trusts and SCF Fund.

We have reproduced the substance of your comments below, followed by the Trusts and SCF Fund’s response.

SEC Comment 1

Related to the portfolio holdings of collateralized loan obligations (CLOs) in the SEI Structured Credit Fund confirm the Fund uses the effective yield method to calculate income and in future filings discuss the relief of cost basis for the effective yield method.

SEI Response to Comment 1

The SCF Fund confirms that the effective yield method is used in recognizing income on CLOs. Additionally, the SCF Fund agrees to include in future filings disclosure on the relief of cost basis under the effective yield method.

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SEC Comment 2

For any Fund presenting a Statement of Cash Flows include disclosure of the accounting policy in association with the determination of cash and cash equivalents.

SEI Response to Comment 2

The Trusts and SCF Fund agree, and going forward will disclose the accounting policy in the determination of cash and cash equivalents on the Statement of Cash Flows.

SEC Comment 3

The SIMT Large Cap Index Fund disclosed a capital contribution on the Statement of Operations in the amount of $330,025. Per ASC 946-205-45-3 capital contributions by the adviser should be disclosed on the Statement of Changes. Staff has the following questions: (1) what was the GAAP basis for recording this on the Statement of Operations, as the fund did not incur any trading errors or other investment related errors, (2) impact to performance of the Fund should be disclosed in the Management Discussion of Fund Performance, (3) what was the amount of the distribution to shareholder associated with this transaction and the tax character of the distribution (refer to 1994 Dear CEO Letter) and (4) did the Fund board consider the impact on performance in comparison to the benchmark and fund category. Staff noted additional follow-up possible based on responses.

SEI Response to Comment 3

Given the immaterial difference (0.14% of the SIMT Large Cap Index Fund’s (“LCIF”) Net Assets as of 9/30/18) between the book and tax treatment and in consultation with the independent auditor, it was determined that LCIF would disclose the contribution as “Contribution from Adviser” in the Statement of Operations. Management deemed this as a “non-GAAP policy” of LCIF as LCIF followed the tax treatment and has concluded that the presentation is immaterial to the fair presentation of the financial statements. The contribution was recorded as a basis adjustment (according to IRC Section 118) on securities purchased after the contribution.    Additionally, the contribution was disclosed as its own line item on both the Statement of Operations and Statement of Changes in Net Assets with a reference of additional disclosure in Note 6 in the Notes to Financial Statements.

We note that that the impact to performance was disclosed in both the Management Discussion of Fund Performance and the Financial Highlights in the Trust’s annual report.

As of September 30, 2018, the date of the annual report, $17,504 of the contribution had been categorized as realized gains on investments and included in the capital gains distributions made by LCIF in December 2018.

SEI Investments Management Corporation presented to the Board of Trustees of the Trust regarding LCIF’s performance deviation from its benchmark due to the unanticipated large cash inflow and the capital contribution to offset the deviation.

SEC Comment 4

Please explain the significant spike in the portfolio turnover rate in 2018 in comparison with prior years range noted by the staff for the Multi-Strategy Alternative Fund in the SIMT Trust. Additionally, please address the following points: 1) Please discuss any remediation including changes to the control process; and 2) Consider making portfolio turnover risk disclosure more prominent in the prospectus.

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SEI Response to Comment 4

The portfolio turnover reported for the SIMT Multi-Strategy Alternative Fund in 2017 and 2018 was incorrect. The amounts presented, 37% and 373%, respectively, should have been 215% and 266%. Management, in consultation with the Trust’s independent auditor, evaluated the impact of presenting the incorrect portfolio turnover rate and concluded that the financial statements were not materially misstated. Additionally, Management concluded it was appropriate to present the correct rate in the 2019 prospectus and future filings, including the Trust’s Semi-Annual Report as of March 31, 2019.

(1)	Management has enhanced the controls by requiring additional levels of review and signoff by Financial Reporting Manager and Director.
(2)

Management, working with fund counsel, will take your comment under consideration during the preparation of SIMT’s next post-effective amendment. We consider changes to principal risk disclosure on a per fund basis each year. Because the Fund is able to invest in many different types of assets, there is a wide range of principal risks that must be disclosed.

SEC Comment 5

For Funds with Unfunded Bank Loan commitments discuss the following: (1) how does the fund account for unfunded commitments and monitor the contingent liabilities, (2) for unfunded commitments include what do the amount represents and the recording of realized and unrealized gain/(losses), (3) disclose which instruments have unfunded loan participations, (4) how will the funds’ cover these liabilities and discuss the plan for assets to cover these liabilities, (5) disclose the other income recorded such as consent fees and amendment income and (6) disclose the income recognition policy related to the other income amounts. In addition, please note that this comment repeats, in part, a prior comment from the SEC staff provided to the Trust on December 22, 2016.

SEI Response to Comment 5

As of September 30, 2018, the SIMT Multi-Asset Income Fund (“MAIF”) invested in revolving bank loan instruments with unfunded commitments. MAIF’s contingent liability on these positions was $1,726,155 with an unrealized loss position on unfunded commitments of ($298,000) at September 30, 2018.

When MAIF receives a trade for a revolver bank loan, the trade details are booked into the accounting system at the total commitment level. (1) When the settlement details are ascertained, a breakout of the funded/unfunded positions are established and the positions will be separated in the accounting system and valued accordingly. Sub-Advisers do not currently purchase unfunded bank loans in material amounts. Nevertheless, Sub-Adviser’s monitor the contingent liability of such instruments when purchased and utilize liquid assets to meet the liability.

(2) The unfunded commitments are valued daily, and based on their market value, generate unrealized gain or loss.

(3) For funds in the Trusts that invest in bank loans, unfunded commitments are currently specific to positions in revolver bank loans.

(4) See response under (1) above.

(5) For the year ended September 30, 2018, MAIF had consent fee and amendment income of $59,963 (0.13% of total investment income). (6) The Trust will disclose consent fees and amendment income in the Statement of Operations as “Other income” if it represents greater than 5% of the total investment income of MAIF. To date, this threshold has not been met. Management will immediately amend its disclosure in the Notes to Financial Statements to include that such income (if not broken out separately) is included in interest income.

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Please contact James Hoffmayer at (610) 676-3070 if you have any questions or comments.

Very truly yours,

/s/ James J. Hoffmayer

James J. Hoffmayer

Controller and Chief Financial Officer

cc:	Robert A. Nesher Russell Emery Timothy D. Barto

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